SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Synaptic Pharmaceutical Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
87156R109 (CUSIP Number)
Errol B. De Souza, Ph. D. 215 College Road Paramus, NJ 07652 (201) 261-1331 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Steven S. Pretsfelder, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, NY 10022 (212) 895-2000 January 3, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 5 Pages

CUSIP No. 87156R109	13D	Page 2 of 5 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) Errol B. De Souza, Ph. D.

(2)	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds Not Applicable

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States of America

NUMBER OF SHARES	(7)	Sole Voting Power 1,000,000 shares of Common Stock
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 1,000,000 shares of Common Stock

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares of Common Stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

(13)	Percent of Class Represented by Amount in Row (11) 8.3%

(14)	Type of Reporting Person IN

Page 3 of 5 Pages

Item 1. Security and Issuer.

        This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic" or the "Company"). The Common Stock is quoted on The Nasdaq Stock Market under the trading symbol SNAP. The principal executive offices of Synaptic are located at 215 College Road, Paramus, New Jersey 07652.

Item 2. Identity and Background.

        This Schedule 13D is being filed by Errol B. De Souza, Ph.D.  Dr. De Souza is the President and Chief Executive Officer of Synaptic. Dr. De Souza's business address is Synaptic Pharmaceutical Corporation, 215 College Road, Paramus, New Jersey 07652. Dr. De Souza is a citizen of the United States of America.

        During the last five years, Dr. De Souza has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Dr. De Souza been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        See Items 4, 5 and 6.

Item 4. Purpose of Transaction

        On September 9, 2002, Synaptic and Dr. De Souza entered into a four-year employment agreement. Pursuant to the terms of the agreement, Dr. De Souza received options to purchase an aggregate of 1,000,000 shares of Common Stock with an exercise price of $5.75 per share (the "Options"). Pursuant to the terms of the Options, except under some circumstances (including a change of control), the shares of Common Stock covered by the Options vest monthly in 48 monthly installments beginning in October 2002.

        Pursuant to the terms and provisions of Dr. De Souza's stock option agreements with Synaptic and the Agreement and Plan of Merger dated as of November 21, 2002, among H. Lundbeck A/S ("Lundbeck"), Viking Sub Corporation, a wholly owned subsidiary of Lundbeck ("Viking Sub"), and Synaptic (the "Merger Agreement"), in connection with the proposed merger of Viking Sub with and into Synaptic (the "Merger"), all of Dr. De Souza's outstanding Options have automatically become exercisable as of January 3, 2003 until immediately prior to the completion of the Merger, whether or not then previously vested.

        See Item 6.

        Plans or Proposals.

        Except as contemplated by the Merger Agreement and the transactions contemplated thereby, the Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

  (a)
  Dr. De Souza is deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 1,000,000 shares of Common Stock subject to the Options, representing approximately 8.3% of the outstanding Common Stock (based on 10,977,790 shares of Common Stock outstanding as of January 9, 2003 pursuant to information from Synaptic's Amendment No. 1 to Definitive Proxy Statement of Schedule 14A, File No. 000-27324, filed on January 10, 2003). The Options are exercisable as a result of the Merger until immediately prior to the completion of the proposed Merger.

  (b)
  Dr. De Souza has the sole power to vote and the sole power to dispose of the 1,000,000 shares of Common Stock reported as beneficially owned by Dr. De Souza in Item 5(a) hereof.

  (c)
  Except as described in this Schedule 13D, Dr. De Souza has not effected any transactions in the Common Stock during the past sixty days.

    Page 4 of 5 Pages

  (d)
  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed beneficially owned by Dr. De Souza.

  (e)
  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        On September 9, 2002, Synaptic and Dr. De Souza entered into the following three agreements, each dated September 9, 2002: (i) the Incentive Stock Option Agreement (the "ISO Agreement"), (ii) the Nonqualified Stock Option Agreement (the "Nonqualified Agreement") and (iii) the Nonqualified Non-Plan Stock Option Agreement (the "Non-Plan Agreement," and together with the ISO Agreement and the Nonqualified Agreement, the "Option Agreements"). Pursuant to the ISO Agreement, Synaptic granted Dr. De Souza an option to purchase 69,565 shares of Common Stock at an exercise price of $5.75 per share, which is intended to qualify for Federal income tax purposes as an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Pursuant to the Nonqualified Agreement, Synaptic granted Dr. De Souza an option to purchase 180,435 shares of Common Stock at an exercise price of $5.75 per share, which is not intended to qualify for Federal income tax purposes as an "incentive stock option" within the meaning of Section 422 of the Code. Pursuant to the Non-Plan Agreement, Synaptic granted Dr. De Souza an option to purchase 750,000 shares of Common Stock at an exercise price of $5.75 per share, which is not intended to qualify for Federal income tax purposes as an "incentive stock option" within the meaning of Section 422 of the Code. Pursuant to the terms of the Option Agreements, except under some circumstances (including a change of control), the shares of Common Stock covered by the Options vest monthly in 48 monthly installments, beginning in October 2002. All of the Options granted under the Option Agreements expire on September 9, 2012. Pursuant to the terms and provisions of the Option Agreements and the Merger Agreement, in connection with the proposed Merger, all of the Options have automatically become exercisable until immediately prior to the completion of the Merger, whether or not then previously vested.

        Upon completion of the Merger, Dr. De Souza is entitled to receive, in exchange for the cancellation of the Options, an amount in cash equal to the excess of $6.50 over the exercise price of the Options ($5.75 per share), multiplied by the number of shares of Common Stock subject to the outstanding portion of the Options, net of any applicable withholding taxes.

        All references and descriptions of the Merger, the Merger Agreement, the Employment Agreement and the Option Agreements are qualified in their entirety by reference to copies of the Merger Agreement, the Employment Agreement and the Option Agreements, which are incorporated into this Schedule 13D by reference.

Page 5 of 5 Pages

Item 7. Material to be Filed as Exhibits

Exhibit	Description
A	Employment Agreement, dated as of September 9, 2002, between Synaptic and Dr. Errol B. De Souza (incorporated by reference from Exhibit 10.1 to Synaptic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 000-27324, filed on November 14, 2002).
B
Incentive Stock Option Agreement, dated as of September 9, 2002, between Synaptic and Dr. Errol B. De Souza (incorporated by reference from Exhibit 10.2 to Synaptic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 000-27324, filed on November 14, 2002).
C
Nonqualified Stock Option Agreement, dated as of September 9, 2002, between Synaptic and Dr. Errol B. De Souza (incorporated by reference from Exhibit 10.3 to Synaptic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 000-27324, filed on November 14, 2002).
D
Nonqualified Stock Option Agreement relating to non-plan options, dated as of September 9, 2002, between Synaptic and Dr. Errol B. De Souza (incorporated by reference from Exhibit 10.4 to Synaptic's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, File No. 000-27324, filed on November 14, 2002).
E
Agreement and Plan of Merger among H. Lundbeck A/S, Viking Sub Corporation and Synaptic Pharmaceutical Corporation dated as of November 21, 2002 (incorporated by reference from Exhibit 2.1 to Synaptic's Current Report on Form 8-K dated November 21, 2002, File No. 000-27324, filed on November 22, 2002).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2003 (Date)

/s/ ERROL B. DE SOUZA
(Signature)

Errol B. De Souza, Ph. D. (Name)